UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

LDK Solar Announces Appointments of New Chairman and Directors and Resignation of a Director

We, LDK Solar CO., Ltd., today announced that our board of directors has elected Mr. Zhibin Liu as our new Chairman, and appointed Messrs. Yunsong Ao and Yan Xiong, both our executive vice presidents at present, as additional directors to our board, effective immediately. At the same time, Mr. Xingxue Tong, our President and Chief Executive Officer, and Interim Chairman previously, resigned from his directorship, but will remain as our President and CEO. With these changes, the number of our board of directors is eight.

Attached hereto as Exhibit 99.1 is our press release dated June 25, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Secretary to Board of Directors

Date: June 25, 2015

Exhibit 99.1

LDK Solar Announces Appointments of New Chairman and Directors and Resignation of a Director

XINYU CITY, China and SUNNYVALE, Calif., June 25, 2015 - LDK Solar CO., Ltd. (“LDK Solar”, OTC Markets: LDKYQ), today announced that the LDK Solar board of directors has elected Mr. Zhibin Liu as its new Chairman, and appointed Messrs. Yunsong Ao and Yan Xiong, both executive vice presidents of the Company at present, as additional directors to its board, effective immediately. At the same time, Mr. Xingxue Tong, President and Chief Executive Officer, and Interim Chairman previously, resigned from his directorship, but will remain as the President and CEO of the Company. With these changes, the number of the LDK Solar board of directors is eight.

“We are pleased to welcome Mr. Liu as our new chairman of the board of directors,” stated Xingxue Tong, President and CEO of LDK Solar. “Mr. Liu brings in with his proven track record management skills and expertise with various companies in China, and will provide new leadership to LDK Solar in its transformation for success in the years to come,” concluded Mr. Tong.

Incoming new Chairman Zhibin Liu commented, “We highly appreciate the contribution and dedicated services provided by Mr. Xingxue Tong in his role as Interim Chairman when LDK Solar was in its most difficult time. We are also highly thankful to him as a valuable member of the LDK Solar board for so many years. Although we regret to see him resigning from the LDK Solar board, we are pleased that Mr. Tong will continue to play his leadership role in LDK Solar’s operational management as its President and CEO.” Mr. Liu also welcomed Messrs. Ao and Xiong to join the LDK Solar board of directors. “Both of these gentlemen joined LDK Solar in January 2014. They have become key executives of LDK Solar, with significant contributions made in their respective areas of financial management and operational management in the past 18 months. I am confident that this newly constituted board of directors, plus the continued leadership of Mr. Tong as the President and CEO, will significantly contribute to the brand building, product offerings and financial health improvement of LDK Solar for the benefit of all our stakeholders.”

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar

LDK Solar CO., Ltd. is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, monocrystalline and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For More Information Contact:

Jack Lai

Executive VP and CFO

LDK Solar CO., Ltd.

IR@ldksolar.com

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